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                                                                                Exhibit 99(f)

                        System Energy Resources, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
                      Ratios of Earnings to Fixed Charges


                                                                                                    12 months
                                                    1994      1995      1996      1997      1998   March 1999
Fixed charges, as defined:
  Total Interest                                  $176,504  $151,512  $143,720  $128,653  $116,060  $137,411
  Interest applicable to rentals                     7,546     6,475     6,223     6,065     5,189     5,395
                                                  ----------------------------------------------------------
Total fixed charges, as defined                   $184,050  $157,987  $149,943  $134,718  $121,249  $142,806
                                                  ==========================================================
Earnings as defined:
  Net Income                                        $5,407   $93,039   $98,668  $102,295  $106,476  $ 82,589
  Add:
    Provision for income taxes:
      Total                                         36,838    75,493    82,121    74,654    77,263    62,819
    Fixed charges as above                         184,050   157,987   149,943   134,718   121,249   142,806
                                                  ----------------------------------------------------------

Total earnings, as defined                        $226,295  $326,519  $330,732  $311,667  $304,988  $288,214
                                                  ==========================================================

Ratio of earnings to fixed charges, as defined        1.23      2.07      2.21      2.31      2.52      2.02
                                                  ==========================================================



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